September 29, 2010

Mr. Jeremy C. Smith, Esq.
Ropes & Gray LLP
700 12th Street, NW, Suite 900
Washington, DC 20005-3948

> RE: Ashmore Funds
>
> Registration Statement File Nos. 333-169226 and 811-22468

Dear Mr. Smith:

We have reviewed the registration statement of Form N-1A for the Ashmore Funds, filed with the Securities and Exchange Commission on September 3, 2010. We have the following comments:

PROSPECTUS

Fees and Expenses of the Fund

1. For each Fund with a contractual fee waiver and/or expense reimbursement, please conform the last line in the Fee Table to Item 3 of Form N-1A ("Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement").

2. For each Fund with a contractual fee waiver and/or expense reimbursement, please include in the footnote describing the fee waiver arrangement the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Principal Investment Strategies

3. Because each of the Ashmore Funds has "Emerging Markets" in its name, please include investing in Emerging Markets in each fund's 80% policy.

4. For the Ashmore Emerging Markets Local Currency Bond Fund, please include investing in Bonds in the Fund's 80% policy.

5. For each Fund's principal investment strategies, please restate the strategies in plain English. For example, please be more succinct, eliminate run-on sentences, and eliminate some of the parenthetical phrases.

6. In the principal investment strategies section for the Ashmore Emerging Markets Corporate Debt Fund, the prospectus states that, "The Fund may utilize various derivative instruments and related strategies (both long and short positions) for hedging or efficient portfolio management purposes, in an attempt to enhance returns or to add leverage to its portfolio." Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). In addition, please disclose what it means to take a "long" and a "short" position. (Same comment for other Ashmore Funds, as applicable).

Performance Information

7. This is not a "Summary" prospectus. Please delete the reference to "Summary" in the first sentence.

Management of the Fund

8. For each Ashmore Fund, please remove the introductory paragraph after the heading "Investment Team" and before the names of the Investment Team.

Purchase and Sale of Fund Shares

9. For each Ashmore Fund, please delete all of the disclosure except the following, "The minimum initial investment for Institutional Class Shares is $1,000,000 and the minimum subsequent investment is $5,000." "You may sell (redeem) your Institutional Shares on any day the New York Stock Exchange is open by calling or by sending a letter of instruction to   . If your shares are held in the name of a financial intermediary, those shares may only be sold through that financial intermediary."

Investment Objective

10. The investment objective for the Ashmore Emerging Markets Local Currency Fund is not a clear objective. Please restate the objective and eliminate the discussion of the Fund's investment strategy.

11. For each fund, in response to Item 9, the disclosure states that "the Fund's investment objective may be changed without a shareholder vote." Please also

state that shareholders will be given 60 days advance notice of a change in the Fund's investment objective.

How the Funds' Shares are Priced

12. In this section, the disclosure states, "Each Fund reserves the right to change the time its respective NAVs are calculated if the Fund closes earlier, or as permitted by the SEC." Please explain the inclusion of this statement. Please explain under what circumstances a Fund may close earlier than the close of trading of the New York Stock Exchange.

Frequent Purchases and Redemptions of Fund Shares

13. The disclosure states that "the Trust's Board of Trustees has adopted policies and procedures reasonable designed to detect and prevent short-term trading activity that may be harmful to the Funds and their shareholders." Pursuant to Item 11(e) please describe these procedures with specificity.

How to Sell or Exchange Shares

14. Under this heading, the disclosure states, "If you paid for your Institutional Class Shares by check, the Fund will not send you your redemption proceeds until the check you used to pay for the shares has cleared, which may take up to 15 calendar days from the purchase date." Please change the number of days to 10 calendar days.

STATEMENT OF ADDITIONAL INFORMATION

Policies Relating to Rule 35d-1 under the 1940 Act

15. The policies in this section should match the respective policies in the prospectus after changes are made pursuant to comments #3 and #4 above.

GENERAL

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

    If you have any questions about these comments, please call me at 202-551-6957.

                                    Sincerely,

                                    Laura E. Hatch
                                    Staff Accountant